Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

Change of Address of Principal Place of Business in Hong Kong

The board of directors (the “Board”) of Li Auto Inc. (the “Company”) hereby announces that with effect from August 15, 2022, the address of the principal place of business in Hong Kong of the Company will be relocated from Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong to 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

By Order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, August 15, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.